GOLDEN CENTURY RESOURCES LIMITED
Suite 1200, 1000 N. West Street
Wilmington, Delaware 19801
U.S.A.
Tel: (302) 295-4937

May 26, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street North East
Washington, DC 20549
U.S.A.

Attention:	John Hartz
Senior Assistant Chief Accountant

Dear Mr. Hartz:

Re: Golden Century Resources Limited (the “Company”) Form 8-K Filed on February 23, 2010 Form 10-Q/A for the Quarter Ended September 30, 2009 Form 10-Q for the Quarter Ended September 30, 2009

We write in response to the letters dated February 25, 2010, and April 20, 2010 (the “Comment Letters.”)

We are sending a blacklined copy of the Form 8-K/A and the Form 10-Q/As showing the changes from the previous filings.

ITEM 4.02 FORM 8-K FILED ON FEBRUARY 23, 2010

1.
Please amend your report to include the date of the conclusion regarding the non-reliance and specifically state that the financial statements for the three months ended September 30, 2009 should no longer be relied upon pursuant to this Item 4.02(a).

We have amended our Form 8-K to include the date of the conclusion regarding the non-reliance and have specifically stated that the financial statements for the three months ended September 30, 2009 should no longer be relied upon. Please see the blacklined Form 8-K/A.

FORM 10-Q/A FOR THE QUARTERS ENDED SEPTEMBER 30, 2009 AND DECEMBER 31, 2009 (together, the “Form 10-Q/As”)

General

2.	Please file your amended periodic filings you submitted supplementally.

3.	We have now filed our amended periodic filings we previously submitted supplementally.

4.
Please further amend your Form 10-Q/A for the quarter ended September 30, 2009 to comprehensively present all of the required disclosures related to your restated financial statements.  Specifically, your Form 10-Q/A should include Item 1, Item 2 and Item 4T.  In providing these items, ensure your Management’s Discussion and Analysis appropriately identifies the restated periods and your assessment of disclosure controls and procedures disclosures are updated in light of the restatements. Additionally provide updated certifications.

We have amended the Form 10-Q/As to comprehensively present all of the required disclosures related to our restated financial statements specifically to include Item 1, Item 2 and Item 4T. We have also ensured that our Management’s Discussion and Analysis appropriately identifies the restated periods and our assessment of disclosure controls and procedures disclosures are updated in light of the restatements. Please see the blacklined copy of the Form 10-Q/As. We provided updated certifications at the time of the filing of the Form 10-Q/As.

Item 4T. Controls and Procedures

5.
As requested, please address the impact of the restatements on your assessment of disclosure controls and procedures and the steps you are taking to remediate any deficiencies in your disclosure controls and procedures.

We have now addressed the impact of the restatements on our assessment of disclosure controls and procedures and the steps we are taking to remediate any deficiencies in our disclosure controls and procedures in the Form 10-Q/As as follows:

We have recently had to restate several of our prior quarterly financial information and have also had to amend several quarterly filings on Form 10-Q. We recognize that changes in our disclosure controls and procedures, including our internal control over financial reporting are required to make them effective. At this time we are looking into the changes that should be made to improve our disclosure controls and procedures, including our internal control over financial reporting but have not yet determined what those changes will be or when they would be implemented.

Note 2. n) Summary of Significant Accounting Policies –Stock-based Compensation, page F-7

6.
We note you refer to ASC 718 as it relates to shares issued to third parties.  Please reassess your accounting for the consulting agreement in light of ASC 505-50 – Equity Based Payments to Non-Employees.  In light of the fact that the shares have yet to be issued, specifically address the guidance in ASC 505-25-7 in determining the issuance date as well as ASC 505-50-30 in determining the measurement date for this transaction.

We have reassessed the accounting for the consulting agreement in light of ASC 505-50. As the shares have not been issued and performance is not complete, the measurement date has not been reached.  We have amended the Form 10-Q/As to reflect the measurement of the equity instruments at their then current fair value at each interim reporting date until the measurement date. Please see the blacklined copies of the Form 10-Q/As.

7.
Please disclose how you determined that the $500,000 mineral property acquisition deposit should be classified as a short-term asset.  Please tell us supplementally and revise your disclosures to address how you determined that such amount is recoverable.

We determined that the mineral property acquisition deposit should be classified as a short-term asset by following the guidance provided in ASC 210-10-45 – Balance Sheet – Other Presentation Matters.  Pursuant to ASC 210-10-45 current assets generally include prepaid expenses that are to be used in one operating cycle or in less than one year. Pursuant to the agreement, the full $500,000 deposit is refundable if the exploitation permit application is not obtained within a reasonable period of time, and at any time prior to the execution of a definitive agreement.  The agreement states that the Company determines what constitutes a reasonable period of time.  We determined that a reasonable period of time would be less than one year.

We believe the full amount is recoverable as they have an agreement that specifies that this amount is refundable if the application is not obtained within a time period deemed by the Company to be reasonable.  In addition, we believe the party holding the deposit is reputable and has the ability and intent to refund the deposit at our request.

We have amended our disclosure in the Form 10-Q/As accordingly.  Please see the blacklined copies of the Form 10-Q/As.

FORM 10-Q FOR THE QUARTER ENDED DECEMBER 31, 2009

Statements of Cash Flows, page F-3

8.	Please ensure that each applicable financial statement and the related disclosures impacted by the restatements is appropriately labelled as “restated”

We have now ensured that each applicable financial statement and the related disclosures in the financial statements impacted by the restatements are appropriately labelled as “restated”

Note 3. to the Financial Statements – Mineral Property, page F-7

9.
We note your proposed revisions in response to prior comment 3, which addresses how you determined that the deposit is recoverable.  Please also disclose how you determined to classify the deposit as a short term asset according to the information you provided supplementally.

We have revised our disclosure in Note 3 of the amended September 30, 2009 and December 31, 2009 quarterly financial statements filed on Form 10-Q/A.  Specifically, we have disclosed that the Company has recorded the $500,000 payment as a short term deposit as the agreement states that this amount is fully refundable within a reasonable period of time as determined by the Company if the permit application is unsuccessful.  Management determined that a reasonable period of time would be less than one year.  Management believes that JinXin has the ability and intent to refund the deposit if the application is unsuccessful.

We have amended our disclosure in the Form 10-Q/As accordingly.  Please see the blacklined copies of the Form 10-Q/As.

Note 5. to the Financial Statements - Commitments, page F-8

10.
We note your disclosure in Note 5(b) that you “issued” shares for consulting services, yet $1,135,440 fair value of these shares remains in accrued liabilities.  Notwithstanding the comment above regarding the appropriateness of your accounting for this transaction, please revise your disclosure to clarify, if true, that these shares have yet to be issued.

This was an inadvertent oversight, and we have now amended the Form 10-Q/As accordingly.  Please see the blacklined copies of the Form 10-Q/As.

The shares have now been issued.  On March 23, 2010, 200,000 of the shares were issued and on April 7, 2010, the remaining 620,000 shares were issued.

Note 6. to the Financial Statements - Common Stock, page F-9

11.
Given that you have not yet issued the 820,000 shares of common stock subscribed at $1.00 per share, please address the appropriateness of classifying the $710,000 net proceeds you received within equity rather than as a liability.

We have classified the proceeds issued as equity in accordance with ASC 210-10-S99 – Balance Sheet – SEC Materials.  Under the “Common Stocks” section of the balance sheet presentation guidance it states that the dollar amount of any common shares subscribed but unissued should be shown. This indicates that the net proceeds received would be classified as equity.

In addition, we believe that the classification of the net proceeds within equity is appropriate as it is in accordance with ASC 480 – Distinguishing Liabilities from Equity.  Pursuant to ASC 480, the proceeds would be classified as equity as there is no obligation for the Company to transfer assets, repurchase its equity shares or provide net cash or net share settlement.

12.
We note your response to prior comment 5 and your reference to ASC 210-1—S99 and ASC 480.  However, when stock is sold on a subscription basis, the full price of the stock is typically not received initially.  Please clarify why the Company had not issued the 820,000 shares as of December 31, 2009.  If you have not yet issued those shares, we would assume that you would have an obligation to repay  any proceeds you have received if you do not issue those shares.  Please advise or revise your financial statements accordingly.

We had not originally issued the 820,000 shares as of December 31, 2009 because of an oversight.  On March 23, 2010, 200,000 of the shares were issued and on April 7, 2010, the remaining 620,000 shares were issued.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to any further comments you may have with respect to our responses.

Yours truly,

GOLDEN CENTURY RESOURCES LIMITED

/s/ David Lee
David Lee
President